MANAGEMENT’S DISCUSSION AND ANALYSIS

For The First Quarter Ended March 31, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries, (“Augusta” or the “Company”) should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2014 and consolidated financial statements for the year ended December 31, 2013, which are available under Augusta's issuer profile on SEDAR at www.sedar.com. The condensed interim consolidated financial statements are prepared in accordance with IAS 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” and “forward looking information” that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This MD&A has been prepared as of May 10, 2014.

The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE MKT LLC under the symbol “AZC”.

Cautionary Statement on Forward-Looking Statements

This MD&A contains information that constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 or "forward-looking information" under Canadian securities laws. These statements and information relate to future events and Augusta's future performance, business prospects or opportunities, which are subject to certain risks, uncertainties and assumptions. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning:

  Augusta's plans at the Rosemont Project, including the timing for obtaining final permits, construction and estimated production;

  expectations surrounding future financings and re-financings;

  capital and operating cash flow estimates; and

  changes in market conditions, changes or disruptions in the securities markets and market fluctuations in the prices for Augusta's securities.

Forward-looking statements or information is frequently, but not always, characterized by words such as "will", "plan", "expect", "project", "intend", "believe", "anticipate", "budget", "forecast", "schedule", "estimate" and similar expressions, or statements that certain events or conditions "may", "should", "could", "might" or "will" occur. The forward-looking statements or information contained in this MD&A is based on the reasonable expectations and beliefs of management as at the date of this Directors' Circular and involves numerous assumptions, known and unknown risks and uncertainties, both general and specific to Augusta and the industry in which the Company operates. Such assumptions, risks and uncertainties include, but are not limited to Augusta's history of losses, requirements for additional capital, dilution, loss of material properties, interest rate increases, global economy, no history of production, speculative nature of exploration activities, periodic interruptions to exploration, development and mining activities, environmental hazards and liability, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems, commodity price fluctuations, uncertainty of production and cost estimates, the interpretation of drill results and the estimation of mineral resources and reserves, legal and regulatory proceedings and community actions, title and tenure matters, regulatory restrictions, permitting and licensing, volatility of the market price of the Company's common shares, insurance, competition, hedging activities, currency fluctuations, loss of key employees, as well as those factors disclosed in Augusta's documents filed from time to time with the securities regulators in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Newfoundland and Labrador. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of the Company, or industry results, may vary materially from those described in this MD&A. For further details, reference is made to the risk factors discussed or referred to in Augusta's Annual Information Form on file with the Canadian securities regulatory authorities and available under Augusta's issuer profile on SEDAR at www.sedar.com.

Management’s Discussion and Analysis for the First Quarter ended March 31, 2014

Although Augusta has attempted to identify important factors that could cause actual actions, events, results, performance or achievements to differ materially from those described in the forward-looking statements or information contained in this MD&A, there may be other factors that cause actions, events, results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements and information are made or given as at the date of this MD&A and Augusta disclaims any intention or obligation to update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required under applicable securities law. The reader is cautioned not to place undue reliance on forward-looking statements or information.

Description of the Business

Augusta and its wholly-owned subsidiary, Rosemont Copper Company (“RCC”), are engaged in the acquisition, exploration and development of natural mineral resource properties. Augusta’s only material property is the Rosemont Copper Project (“Rosemont” or “Rosemont Project”) located in Pima County, Arizona. The Rosemont Project is currently in the final stages of permitting, with the final permits expected to be issued by the end of the second quarter of 2014, with construction scheduled to start in the second half of 2014. The Rosemont Project is expected to be one of the largest copper mines in the United States, accounting for approximately 10% of total U.S. copper production.

The Rosemont property is comprised of approximately 30,000 acres (12,140 hectares) of patented and unpatented claims and fee land and surface grazing leases owned by Augusta. Rosemont is located on the northeastern flank of the Santa Rita Mountains approximately 50 kilometers southeast of the city of Tucson, Arizona near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC. Rosemont contains an open-pit mineable copper/molybdenum/silver skarn deposit, as well as other exploration targets.

Highlights

On May 2, 2014, the Company announced that the British Columbia Securities Commission (the "BCSC") has ruled in favour of the continuance of Augusta's shareholder rights plan approved by its shareholders at the Company's annual general and special meeting. The rights plan remains in place, unless HudBay Minerals Inc. ("HudBay") extends its offer to purchase Augusta common shares to July 16, 2014, and in the event that shares are taken up, HudBay then extends its offer for an additional 10 days. If HudBay does extend its offer to July 16, 2014, the rights plan will be cease traded effective as of 5:00 p.m. (Pacific Time) on July 15, 2014. In the event that HudBay's offer is not extended to July 16, 2014, Augusta's shareholder rights plan will remain in full force and effect until the Company's next annual general meeting of shareholders in 2015. Augusta's shareholder rights plan will continue to serve its purpose by precluding HudBay from acquiring a minority blocking position while Augusta advances permitting for its Rosemont project and pursues strategic alternatives.

The Company also reported a summary of the results of the vote from its annual general and special meeting of shareholders, including the results for the continuation of its shareholder rights plan. Shareholders voted in favour of all items put forward by the Board of Directors and management. The resolution to approve the continuance of the shareholder rights plan was approved by 94% of the votes cast at the meeting, excluding votes cast by HudBay. Shares representing 73.8% of the issued and outstanding common shares, excluding shares held by HudBay, were voted on the resolution. The Company placed the results of the vote before the hearing of the BCSC, discussed above. A total of 126,151,067 Augusta common shares were voted at the meeting, representing 86.8% of total shares issued and outstanding as at the record date of the meeting. Each of the nominees listed in Augusta's Management Information Circular dated April 7, 2014 was elected as a director.

On May 1, 2014, the Company provided a permitting update. The objection review period for the draft Record of Decision (“DROD”) concluded on April 30, 2014. Rosemont was informed by the US Forest Service (“USFS”) that it will take additional time to review and respond to the approximately 100 comment letters received from the objectors. The USFS will strive to issue a response to the objectors without undue delay and will provide an update on its progress and the schedule for the final Record of Decision (“FROD”) by the end of May 2014.

Management’s Discussion and Analysis for the First Quarter ended March 31, 2014

Rosemont has been informed by the U.S. Army Corps of Engineers (“ACOE”) that there is a shortfall between the mitigation plan proposed in April 2014 and the mitigation needed to fully offset impacts to waters of the U.S. associated with the Rosemont Project. The process of evaluating other permitting criteria, such as compliance with 404 guidelines, the evaluation of the public benefit, as well as a more detailed analysis of the mitigation plan, remain to be completed. The ACOE stated that this notification should not be taken as an indication that a permit decision has been made and they remain on schedule to deliver the permit decision for Rosemont by the end of June 2014, provided that the USFS issues its FROD prior to that date. The ACOE is continuing to work with Rosemont to address the ACOE's issues.

On April 23, 2014, the Company provided an update on the strategic review process, permitting and project financing. The strategic review process was in response to an unsolicited offer by HudBay and on that date ten confidentiality agreements with other potential bidders were signed. Potential bidders remain actively engaged in due diligence and ongoing management discussions. Five site tours with detailed management meetings have been conducted.

On March 27, 2014, the Board of Directors met and received an update on the Company’s strategic review process. As of that date, nine interested parties, including a number of significant industry players, had signed confidentiality agreements and were in the process of conducting an extensive review of the materials in the Company’s electronic data room and scheduling site visits. In addition, the Board of Directors determined that the Company will hold an annual and special meetings of its shareholders to have, among other things, shareholders consider the continuation of its existing shareholder rights plan until the following annual meeting of shareholders.

On March 17, 2014, the Company responded to an announcement made by HudBay on March 14, 2014, that it had (i) extended its Offer to acquire all of the common shares of the Company that it does not already own to April 2, 2014 (subsequently further extended to May 5, 2014 and then to May 16, 2014), and (ii) waived the Offer’s minimum tender condition. The HudBay announcement also stated that HudBay plans to submit an application to the British Columbia Securities Commission to cease trade the Company’s shareholder rights plan in due course. The Company’s response (i) confirmed that its permitting process is progressing as planned with previous guidance remaining unchanged for receipt of both the Clean Water Act Section 404 Permit (“404 Permit”) from the ACOE and the FROD from the USFS in the second quarter of this year, (ii) reminded shareholders that as long as Augusta's shareholder rights plan remains in effect, HudBay cannot take up any shares that might be tendered to its offer without triggering the rights, and (iii) noted that Augusta's Board of Directors intends to meet during the week of March 24, 2014, to receive an update regarding the Company's strategic process.

On February 24, 2014, Augusta issued its directors' circular (the "Directors' Circular") in response to the HudBay Offer pursuant to which the board of directors of Augusta (the "Board of Directors" or the "Board"), based on its review and analysis of the HudBay Offer and acting on the advice of its legal advisors, Davies Ward Phillips & Vineberg LLP and Cravath, Swaine, & Moore LLP, and the written opinions of its financial advisors, Scotia Capital Inc. and TD Securities Inc., unanimously recommend that Augusta shareholders reject the HudBay Offer and not tender their Common Shares to the HudBay Offer. For more information on the process followed by the Board of Directors in making its recommendation to shareholders and for detailed reasons why the Board of Directors believes that the HudBay Offer was grossly inadequate and does not come close to recognizing the value and potential of Augusta and its Rosemont Project, please refer to the Directors' Circular, which is available under Augusta's issuer profile on SEDAR at www.sedar.com. Additional information in respect of the HudBay Offer, including a copy of the HudBay Offer and Circular is also available under Augusta's issuer profile on SEDAR at www.sedar.com.

The Board of Directors has also given its financial advisors and Augusta's management team a broad mandate to, among other things, manage a process of exploring and considering alternative strategic transactions to the HudBay Offer and to make recommendations to the Board of Directors on a regular basis in respect thereof. Augusta and its financial advisors have been approached by, and/or have initiated contact with, a number of third parties. These parties include those who had previously conducted site visits to the Rosemont Project and/or who have expressed an interest in considering a transaction. Discussions are ongoing and Augusta has established an electronic data room for purposes of providing confidential information to third parties who have entered into confidentiality agreements. The Board of Directors' efforts with respect to such strategic alternatives process are ongoing and, given the complexity of the situation, it is not yet possible to predict whether or when an alternative transaction that is superior to the HudBay Offer will emerge.

Management’s Discussion and Analysis for the First Quarter ended March 31, 2014

On February 9, 2014, HudBay issued a press release that announced its intention to commence an unsolicited offer to purchase, for consideration of 0.315 of a common share of HudBay for each common share Augusta (each, a "Common Share"), all of the issued and outstanding Common Shares of Augusta, other than any Common Shares held directly or indirectly by HudBay and its affiliates (the "HudBay Offer"). On February 10, 2014, HudBay filed its offer and accompanying take-over bid circular in respect of the HudBay Offer (the "HudBay Offer and Circular"). On February 11, 2014, HudBay formally commenced the HudBay Offer by advertisement.

Permitting and Environmental Impact Statement

On April 1, 2014, the Company submitted the mitigation plans for Rosemont for the 404 Permit to the ACOE. Subsequently, on April 16, 2014, the ACOE issued a technical memorandum requesting clarifications and a response in the form of a final mitigation and monitoring plan by April 24, 2014, the Company submitted its response to this request on April 24, 2014. The ACOE subsequently notified the USFS there was a shortfall in Rosemont’s mitigation plans, but stated that this was not an indication that a permit decision had been made. Augusta fully expects the ACOE to complete its process and issue the 404 Permit by the end of the second quarter of 2014, as previously guided, provided that the USFS issues its FROD prior to that date.

The Company continues its work on the Rosemont Mine Plan of Operations (“MPO”) so that once the FROD and the 404 Permit have been issued, the Company can commence construction on the Rosemont Project as soon as possible in the second half of 2014.

The Class II Air Permit and the Aquifer Protection Permit (“APP”) have each been issued and are in full force and effect, but are subject to challenges.

  On July 8, 2013, the Arizona Water Quality Appeals Board upheld a judge’s affirmation of Rosemont’s APP. After the Company received this favorable ruling, the appellants appealed the decision and filed a lawsuit seeking to overturn the decision. Briefings have been submitted and oral arguments were heard on May 7, 2014, in The Superior Court of Arizona. The APP permit remains in force as issued, during the appeal process.
  The closing argument filings for the appeal of the Class II Air Permit application continued to November 27, 2013 and a ruling was issued on April 10, 2014, with 332 Findings of Fact and 16 Conclusions of Law all supporting the permit decision made by the Arizona Department of Environmental Quality (“ADEQ”). The Director of ADEQ made the final ruling on April 25, 2014 to dismiss the appeals.

In order to finalize the 404 Permit, the ADEQ must concur that the 404 Permit conditions are protective of surface water quality standards (State 401 certification). On February 21, 2014, the ADEQ issued a notice of a preliminary decision to issue the 401 certification and held a public comment period which has now concluded. The State 401 certification is expected to be issued by the end of May 2014.

Construction activities can commence on public lands following the issuance of the 404 Permit, the FROD and subsequent approval by the USFS of the MPO. The FROD will include the final conditions required for the MPO.

Project Management and Ongoing Support Activities

Detailed engineering work has been adjusted to match the revised permitting timeline. The Rosemont Project team worked on the Project Execution Plan during the year. Since the commencement of permitting activities, the Company has maintained an active community relations program that includes emphasizing the economic benefits of the Rosemont Project to the region, supporting local and regional activities, and maintaining a community outreach program.

Management’s Discussion and Analysis for the First Quarter ended March 31, 2014

As at March 31, 2014 and December 31, 2013, Augusta’s capitalized development costs on the Rosemont Project are as follows:

Development Costs

As at January 1, 2013	152,708,037
Permitting, engineering and on-going support activities	20,784,999
Capitalized loan interest and financing charges	5,696,451
Mitigation land	3,463,029
Capitalized stock-based compensation expense, net of forfeitures	(430,284)
As at December 31, 2013	182,222,232

As at December 31, 2013	182,222,232
Permitting, engineering and on-going support activities	4,042,706
Capitalized loan interest and financing charges	2,720,598
Capitalized stock-based compensation expense	418,289
As at March 31, 2014	189,403,825

Financings

During the first quarter ended March 31, 2014, the Company received proceeds of Cdn$0.5 million from the exercise of 983,334 stock options at a weighted average exercise price of Cdn$0.69 per share. As a result of the cashless exercise option a total of 843,488 common shares were issued upon the exercise of the stock options. The weighted average share price when the stock options were exercised was Cdn$1.60 per share.

On December 12, 2013, the Company closed the $26.6 million Additional Commitment to the existing $83 million Red Kite Existing Loan. The Additional Commitment can be drawn down in four tranches conditional on meeting certain milestones. On January 13, 2014, the Company drew down the second tranche for $10 million following the publication of Rosemont’s Final Environmental Impact Statement (“FEIS”) and DROD by the USFS. To date, the Company has drawn the first two tranches which total $14.1 million from the Additional Commitment and $12.5 million remains undrawn.

RCC and its joint venture partners, LG International Corp. and Korea Resources Corporation (“United Copper & Moly LLC” or “UCM”), have signed a Mandate Letter with a group of international financial institutions (the “Mandated Lead Arrangers”), which sets out an exclusive arrangement describing the activities needed to arrange a limited recourse loan facility for the construction of the Rosemont Project. The proposed senior secured debt is expected to provide all of the debt required for the Rosemont Project. During the first quarter ended March 31, 2014, the Company’s share of lenders’ fees, legal, consulting and travel costs related to the project financing was $0.9 million (March 31, 2013 - $nil) and is reported as prepaid expense and other. To date, the Company has spent $4.3 million related to project financing activities. These and future debt issuance costs will be netted against the future project loans.

Management’s Discussion and Analysis for the First Quarter ended March 31, 2014

Results of Operations

The Company will not be generating any significant revenue until the Company completes the construction and commences commercial production at Rosemont. The following table summarizes the Company’s results of operations during the first quarter ended March 31, 2014 and 2013.

	Three months ended March 31,
	2014	2013

EXPENSES
Salaries and benefits	$630,131	$481,944
Stock-based compensation	369,405	555,842
Exploration and project investigation	23,714	716,012
Legal, accounting and audit	1,419,322	276,020
Travel	73,178	24,391
Consulting	65,760	10,611
Filing and regulatory fees	29,069	57,816
Recruiting fees	16,908	-
Office and administration	151,779	91,799
Rent	108,688	78,710
Investor relations	52,561	42,889
Directors' fees	60,821	45,586
Insurance	89,364	89,487
Membership and conferences	2,432	957
Amortization and depreciation	82,197	86,519
Fiscal and advisory services	8,917	4,034
Loss from operations	(3,184,246)	(2,562,617)
Interest and other income	101,428	170,749
Other expenses	(84,347)	(129,699)
Loss on shares, warrants and derivatives	(4,273,354)	(95,796)
Foreign exchange gain	301,420	8,363
Interest and finance charges	(110,636)	(4,767)
Loss before taxes	(7,249,735)	(2,613,767)
Deferred income tax recovery	444,000	403,319
Net loss and comprehensive loss for the period	$(6,805,735)	(2,210,448)

Net loss and comprehensive loss for the three months ended March 31, 2014, was $6.8 million or $0.05 loss per share compared to a $2.2 million net loss and comprehensive loss or $0.02 loss per share for the comparable period in 2013. The $4.6 million increase in the net comprehensive loss for the period was due primarily to $4.3 million for non-cash, marked-to-market loss on the revaluation of the warrants and derivative liability and marketable securities, $1.2 million spent to address HudBay’s unsolicited offer for all of the Company’s common shares and partially offset by a $0.7 million reduction in exploration and project investigation costs.

The Company shares rent, salaries and administrative services (“G&A Services”) with companies related by common directors and officers. The Company is allocated its proportionate share of these costs in accordance with the time spent between the companies. As a result of the additional resources required to respond to HudBay’s unsolicited offer, the Company was allocated a greater share of the G&A Services during the first quarter as compared to the past quarters..

Management’s Discussion and Analysis for the First Quarter ended March 31, 2014

Significant variances during the three months ended March 31, 2014 included:

Salaries and benefits

Salaries and benefits were $0.6 million for the three months end March 31, 2014, or $0.1 million greater than the comparable period in 2013. The increase was due primarily to the allocation of Rosemont’s technical resources to the Topolobampo export facility project in Mexico.

Exploration and Project Investigation

Exploration and project investigation costs were negligible for the three months ended March 31, 2014, compared to $0.7 million for the same period in 2013. The comparable period in 2013 included $0.5 million of costs associated with the due diligence work on potential projects that did not materialize.

Stock-based Compensation

Stock-based compensation was $0.4 million for the three months ended March 31, 2014, or $0.2 million lower than the comparable period in 2013. No new stock-based awards were granted during the first quarter of 2014 whereas the comparable period in 2013 included the amortization of the annual grant of stock-based awards.

Legal, Accounting and Audit

Legal, accounting and audit fees were $1.4 million for the three months ended March 31, 2014, or $1.1 million greater than the comparable period in 2013. The increase was due to $1.2 million of legal and other costs incurred to respond to HudBay’s unsolicited offer for all of the Company’s common shares that HudBay does not already own.

Loss on Shares, Warrants and Derivatives

Loss on shares, warrants and derivatives consist of changes in the fair value of held for trading securities, warrants and derivative liability. During the three months ended March 31, 2014, the Company recognized a $4.6 million loss on the Canadian dollar denominated convertible notes due to the significant increase in the Company’s stock price quarter-over-quarter which increased the value of the conversion feature. This was partially offset by a $0.3 million mark-to-market gain on the 3.3 million warrants issued to Red Kite. On January 8, 2014, these warrants were reclassified as an equity instrument upon meeting the fixed-for-fixed condition and the attributed value was transferred to reserves, a component of shareholders’ equity.

Summary of Quarterly Results

Select financial information in accordance with IFRS for each of the eight most recently completed quarters are as follows:

	Interest and Other Income (Expenses), net	Net Comprehensive Loss	Basic Loss Per Share	Diluted Loss Per Share
Q1 2014	$ 101,248	$ (6,805,735)	$ (0.05)	$ (0.05)
Q4 2013	(14,138)	(807,086)	(0.01)	(0.01)
Q3 2013	168,258	(1,692,527)	(0.01)	(0.01)
Q2 2013	462,910	(1,786,106)	(0.01)	(0.01)
Q1 2013	170,748	(2,210,448)	(0.02)	(0.02)
Q4 2012	193,860	(4,909,395)	(0.04)	(0.04)
Q3 2012	149,915	(2,116,696)	(0.01)	(0.01)
Q2 2012	140,070	(1,225,287)	(0.01)	(0.01)

Factors that can or have caused fluctuations in the Company’s quarterly results include the timing of stock option grants, changes in the value of derivative liability, gains from sale of the Company’s interest in Rosemont and foreign exchange gains or losses related to the Company’s holding of Canadian dollars and Mexican pesos denominated working capital items. Since the Rosemont Project is not currently in production, the Company believes that its losses and loss per share are not a primary concern to investors in the Company.

Management’s Discussion and Analysis for the First Quarter ended March 31, 2014

Liquidity and Capital Resources

At March 31, 2014, the Company had cash and cash equivalents of $6.0 million compared with $2.3 million at December 31, 2013. The Company had a working capital deficit of $96.5 million compared to an $88.3 million working capital deficit at December 31, 2013. The $8.2 million increase in the working capital deficit was due primarily to the $10.0 million drawdown from Red Kite’s $26.6 million Additional Commitment. Included in the working capital deficit is the Red Kite loan and accrued interest totaling $105.9 million which is due on July 21, 2014, with an option to extend the repayment for an additional three months and a $7.9 million receivable from Rosemont’s joint venture partner for their share of Rosemont’s liabilities. The Company expects the receivable to be settled by the end of the third quarter of 2014. Funds to repay the Red Kite loan will come primarily from the drawdown of Silver Wheaton and UCM funding for Rosemont Project construction once final permitting has been achieved and committed project financing has been obtained.

On December 12, 2013, the Company closed the $26.6 million Additional Commitment to the existing $83 million Existing Loan with Red Kite. On January 13, 2014, the Company drew on the second tranche of the Additional Commitment for $10.0 million following the publication of the FEIS and DROD by the USFS. The remaining two tranches for $7.5 million and $5.0 million are expected to be drawn in the second quarter of 2014 once the FROD and the 404 Permit have been issued by the USFS and ACOE, respectively.

On August 8, 2013, the Company’s wholly-owned subsidiary, Cobre Verde de Mexico SA de CV (“Cobre Verde”), was awarded a 25 year concession, with an option to extend, by the Administración Portuaria Integral de Topolobampo, SA de CV (“API”) to build and operate a copper concentrate export facility at the Port of Topolobampo, Sinaloa, Mexico. The facility will manage bulk concentrate receiving, storage, and reclaim for load-out onto transport ships and may be used for metal concentrate shipments. During the three months ended March 31, 2014, $0.5 million was spent on concession payments, engineering and consulting fees which have been capitalized to other assets. To assist with financing the construction of the export facility, which is expected to cost between $32 million to $40 million, the Company has engaged National Bank Financial Inc. as its financial advisor in connection with potential transactions involving a direct or indirect investment by third parties. Discussions with third parties continued during the first quarter and are expected to be concluded by mid-2014.

Significant progress has been made on project financing during the first quarter. Due diligence by the syndicate of international financial institutions, export credit agencies and development banks (the “Lenders) is substantially complete and the final term sheet is in an advanced stage of discussion. The Lenders, Augusta and its financial and legal advisors are on track for completing the project financing process in the third quarter of 2014. Committed financing for the Rosemont project is a condition precedent to be able to draw on the Silver Wheaton $230 million stream financing and the remaining $106 million earn-in funding from UCM. The project financing is anticipated to provide the Company with all the debt financing required to construct the Rosemont project. During the three months ended March 31, 2014, the Company incurred $0.9 million of legal, banking and consulting fees and other expenses on project financing activities and have been charged to prepaid debt issuance costs, a component of Prepaids and Other. To date, the Company has incurred $4.3 million on project financing activities. These costs will be netted against the proceeds from the project financing.

On August 24, 2012, the Company’s wholly-owned subsidiary, Cobre Verde Development Corporation and SICAN Inc. entered into a joint arrangement through the formation of JPAR LLC, an Arizona Limited Liability Company, to fund the construction and operate the Community Water Company of Green Valley Central Arizona Project Water Delivery System (“CAP WDS”), which is estimated to cost $24 million to construct. The purpose of the CAP WDS is to replenish Rosemont’s use of groundwater for its future mining operations from within the Town of Sahuarita and the community of Green Valley. The Company is responsible for funding 100% of the construction of the CAP WDS. For the three months ended March 31, 2014, the Company contributed $0.2 million (cumulative contributions of $1.8 million) into JPAR LLC and has recognized an 83.8% (December 31, 2013 – 82.2%) share of JPAR’s assets and all of its liabilities.

Management’s Discussion and Analysis for the First Quarter ended March 31, 2014

The Company received $10.0 million from financing activities during the first quarter of 2014 which was comprised of $10.0 million proceeds from the drawdown of Red Kite’s Tranche 2 Additional Commitment and $0.4 million in proceeds from the exercise of stock options. The Company also spent $0.4 million in prepaid debt issuance costs relating to project financing. The Company does not expect to generate significant revenue from its operations until the Rosemont Project commences commercial production.

The Company used $4.9 million in investing activities during the first quarter of 2014 compared to $10.8 million for the same period in 2013. Rosemont expenditures totaled $3.8 million, while the CAP WDS and the Topolobampo export facility expenditures totaled $1.1 million.

The Company’s forecast cash requirements for the next 12 months are $407 million for construction of the Rosemont and Topolobampo projects and general and administrative expenses, and $124 million to repay the Expanded Loan maturing on July 21, 2014. The Company may extend the repayment of the Red Kite loan for up to three additional months subject to an extension fee for each month the loan is extended. The forecast cash requirement exceeds the Company’s current working capital and completion of project financing prior to the start of construction on the Rosemont project will be required in order to fund planned Rosemont construction expenditures. The Company will also need to raise additional equity to complete the financing of Rosemont construction. The $106 million from UCM and the $230 million from Silver Wheaton are the other components of financing for the construction of Rosemont.

The Company’s current financial position and forecast cash requirements for the next 12 months indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The ability to continue as a going concern is dependent on the Company receiving the FROD and 404 Permit and raising additional debt or equity financing to meet its obligations as they become due. The Company must also complete project financing in order to continue development and construction of the Rosemont Project. Although significant progress has been made with the Lenders on project financing there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

The condensed interim consolidated financial statements are prepared on a going concern basis, which assumes the Company will be able to meet its obligations as they become due for the next twelve months. The condensed interim consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the condensed interim consolidated financial statements. Such adjustments could be material.

Off-Balance Sheet Arrangements

The Company has an off-balance sheet arrangement with Silver Wheaton which provides for the Company to deliver to Silver Wheaton silver and gold credits equivalent to all of the payable silver and gold ounces produced at Rosemont at a price equal to the lower of $3.90 per ounce for silver and $450 per ounce for gold (escalated by 1% per annum after the first three years of production), or prevailing market prices, in exchange for $230 million to fund construction of the Rosemont Project. These funds form a vital part of the Company’s equity contribution towards funding of Rosemont’s construction costs. These funds can only be drawn after the satisfaction of certain conditions precedent, including, inter alia, receipt of all of the major permits, the arrangement of committed project financing, and the commencement of construction. The Company expects to receive approximately $375 million from Silver Wheaton for the deliveries of silver and gold credits equivalents over the life of the Rosemont Mine.

Management’s Discussion and Analysis for the First Quarter ended March 31, 2014

Commitments

The Company had the following known commitments and contractual obligations as at March 31, 2014:

	Less than 1			More than 5
	year	1-3 years	3-5 years	years	Total
Accounts payable and accrued liabilities	$7,108,168	-	-	-	7,108,168
Other liability	3,437,175				3,437,175
Current and long-term debt	110,298,600	1,266,624	9,347,613	-	120,912,837
JPAR and right of way	13,757,953	-	-	-	13,757,953
Property, plant and equipment	1,851,100	-	-	-	1,851,100
Deposits on long-lead equipment purchases	-	60,795,405	-	-	60,795,405
Operating lease obligations	1,289,167	2,953,708	2,717,521	33,134,781	40,095,177
	$137,742,163	65,015,737	12,065,134	33,134,781	247,957,815

In the event of a change in control, the Cdn$ 10 million Notes, along with accrued and unpaid interest to maturity, are subject to an accelerated conversion (the “Change of Control Payment”) concurrent with the closing of the change of control transaction. The Change of Control Payment is payable in either cash or common shares of the Company at the option of the Note Holders.

The Company may extend the repayment of the Red Kite loan for up to three additional months subject to an extension fee for each month the loan is extended.

Outlook

The Company continues to work on updating the MPO to incorporate the requirements set forth in the Record of Decision. The MPO provides a roadmap for compliance with the specifications set out in the FROD and consists of multiple elements requiring procedures for implementation.

The Notice of Availability for the FEIS was published in the Federal Register on December 13, 2013, and the DROD became available on December 16, 2013. The legal notice for the DROD was published on December 31, 2013, which initiated the 45-day objection period beginning on January 1, 2014, and which was followed by a 75-day review period for the USFS to review the objections. As previously noted, the USFS has notified Rosemont that additional time will be required to respond to the comments and objections received. The USFS will strive to issue a response to the objectors without undue delay and will provide an update on its progress and the schedule for the FROD by the end of May 2014. The Company expects to receive both the FROD and the 404 Permit in the second quarter of 2014.

Detailed engineering, including earthwork, civil and structural design, has been adjusted to the revised permitting timeline. The project management team will continue work on the project execution plan. Ongoing discussions with vendors are being held with respect to transportation, storage, off-loading facilities, and smelters for the copper and molybdenum concentrates as well as logistics for deliveries during the construction phase of the project.

Basic engineering on the Topolobampo export facility started in September 2013 and is expected to be completed in the second quarter of 2014 with construction expected to start in the third quarter of 2014. Under the terms of the Topolobampo concession the Company has 18 months following the registration and transfer of the concession to Cobre Verde to complete engineering and construction of the port facility and prepare for operations. A default in any of the terms of the Topolobampo concession may result in the Company losing the concession and the right to operate the export facility. The Company is currently working on finalizing the capital cost estimate on the Topolobampo export facility which is currently estimated to be between $32 million to $40 million. To assist in obtaining funding for construction, the Company has engaged National Bank Financial Inc. as its financial advisor in connection with potential transactions involving direct or indirect investment by third parties in Cobre Verde. This process, and any potential transaction, is expected to conclude by mid-2014.

Management’s Discussion and Analysis for the First Quarter ended March 31, 2014

Significant progress has been made toward the completion of project financing debt facility for the construction of the Rosemont Project. The lenders’ due diligence is substantially complete and the final term sheet is in an advanced stage of discussion. The lender group, Augusta and its financial and legal advisors are on track to complete the project financing process in the third quarter of 2014. Initial funding for construction will be provided by the $106 million investment from UCM and $230 million from the Silver Wheaton agreement. The Company also expects to use a portion of the UCM and Silver Wheaton funding to repay a portion of the Red Kite loan.

The Company’s community relations campaign of meeting with community leaders and neighbourhood groups and providing public tours of the Rosemont Project site will continue into 2014 to promote the economic benefits of the Project and the Company’s plans to alleviate the impact of mining activities on the environment.

Forecast operating and capital expenditures for the next twelve months total approximately $407 million and are based on the FROD and 404 Permit being issued in the second quarter of 2014. Construction is expected to commence in the second half of 2014 once the final MPO has been approved by the USFS. This forecast includes approximately $353 million for Rosemont permitting and construction, project financing and bonding costs, $5 million for general and administrative expenses, and $49 million for non-Rosemont capital projects such as the construction of the CAP water delivery system and the Topolobampo export facility. In addition, the Company will also require $124 million in funding for the repayment of the Red Kite Loan which is due on July 21, 2014, with an option to extend the repayment for up to three additional months. Funding for the forecast cash requirements will initially come from UCM and Silver Wheaton followed by additional owners’ equity funding and proceeds from project financing. Any delays in the permitting process or any unplanned expenditures may require the Company to raise additional funds to complete the process of obtaining the FROD, the 404 Permit and approval of the MPO. Unforeseen market events and conditions could impede access to capital or increase the cost of capital and have an adverse effect on Augusta’s ability to fund its working capital and other capital requirements and hence, there is no assurance that these initiatives will be successful.

In the event of unexpected further delays in the completion of the permitting process, spending on construction and project financing activities will be curtailed and monthly expenses reduced to approximately $2.5 million per month.

Transactions with Related Parties

The Company shares rent, salaries and administrative services with companies related by common directors and officers (the “Related Companies”). As at March 31, 2014, included in due from related parties were $0.03 million (December 31, 2013 - $0.01 million).

On July 1, 2010, the Company and the Related Companies formed a management services company (“ManCo”) to share personnel costs, office rent and other administration costs to each of the companies under a management services agreement. Costs incurred by ManCo are allocated between the Related Companies based on time incurred and use of services and are charged at cost. Each company holds an equal share in ManCo. For the three months ended March 31, 2014 and 2013, ManCo charged the Company $0.4 million and $0.3 million, respectively, for its share of salaries, rent and other administrative expenses.

The Company had issued an aggregate of Cdn$5 million in convertible notes (“Notes”) which carries an annual interest rate of 7% per annum and payable semi-annually, to Mr. Richard W. Warke, the Executive Chairman and Director of the Company. During the three months ended March 31, 2014, the Company issued 17,969 shares to Mr. Warke to settle the semi-annual interest payments of $55,000 (Cdn$61,250) on Cdn$1.8 million of the Notes. During April 2014, the Company issued 34,291 shares to Mr. Warke to settle the semi-annual interest payments of $103,300 (Cdn$113,750) on the remaining Cdn$3.2 million of the Notes.

Management’s Discussion and Analysis for the First Quarter ended March 31, 2014

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended March 31, 2014 and 2013 are as follows:

	2014	2013
Salaries and benefits	561,127	548,744
Stock-based compensation	619,263	611,826
	$1,180,390	1,160,570

Proposed Transactions

There are currently no undisclosed proposed transactions that will materially affect the performance of the Company.

The Board of Directors has, however, given its financial advisors and Augusta's management team a broad mandate to, among other things, manage a process of exploring and considering alternative strategic transactions to the HudBay Offer and to make recommendations to the Board of Directors on a regular basis in respect thereof. Augusta and its financial advisors have been approached by, and/or have initiated contact with, a number of third parties. These parties include those who had previously conducted site visits to the Rosemont Project and/or who have expressed an interest in considering a transaction. Discussions are ongoing and Augusta has established an electronic data room for purposes of providing confidential information to third parties who have entered into confidentiality agreements. The Board of Directors' efforts with respect to such strategic alternatives are ongoing and, given the complexity of the situation, it is not yet possible to predict whether or when an alternative transaction that is superior to the HudBay Offer will emerge.

Outstanding Share Data

The authorized share capital of Augusta consists of an unlimited number of Common Shares. As at May 10, 2014, the following securities of Augusta were issued and outstanding:

  145,456,617 Common Shares, which includes 347,501 issued and outstanding restricted Common Shares;

  5,949,834 options;

  211,668 restricted share units;

  4,674,951 warrants; and

  Cdn$10,000,000 aggregate principal amount of Notes.

Had the Notes holders exercised their option on May 10, 2014, to settle the Notes in full in Common Shares, the Company would have issued 3,699,520 Common Shares at a weighted average conversion price of Cdn$2.70 per Common Share.

FINANCIAL INSTRUMENTS

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Management’s Discussion and Analysis for the First Quarter ended March 31, 2014

The Company’s financial instruments include: cash and equivalents, accounts receivable, short-term investments, due from related parties, restricted funds, accounts payable and accrued liabilities, other liability, long-term debt, warrants liability, and derivative liability. The cash and cash equivalents, short-term investments and restricted funds are classified as Level 1 on the fair value hierarchy. The warrants liability and derivative liability are classified as Level 3 on the fair value hierarchy.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks, market risk (including foreign exchange risk), credit risk, and liquidity risk. Reflecting the current stage of development of the Rosemont Project, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the Board.

Foreign exchange risk

The Company is exposed to currency risks on its Canadian dollar and Mexican peso denominated working capital balances due to changes in the USD/CAD and USD/MXP exchange rates and the functional currency of the Company.

The Company issues equity in Canadian dollars but the majority of its expenditures is in U.S. dollars. The Company purchases U.S. dollars based on its near term forecast expenditures and does not hedge its exposure to currency fluctuations.

The Company is primarily exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	March 31,	December 31,
	2014	2013
Cash and cash equivalents	256,511	460,252
Accounts receivable	323,921	334,205
Short-term investments	192,780	145,935
Accounts payable and accrued liabilities	(770,473)	(658,661)
Derivative liability	(7,166,940)	(2,058,157)
Long-term liability	(6,783,190)	(6,682,008)
	$(13,947,391)	(8,458,434)

Based on the net Canadian dollar denominated asset and liability exposures as at March 31, 2014, a 10% change in the USD/CAD exchange rate will impact the Company’s earnings by approximately $1.3 million (December 31, 2013 - $0.08 million).

Credit risk

Credit risk arises from cash and cash equivalents and restricted funds held with banks and financial institutions and receivable from our partner, as well as credit exposure on outstanding receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s excess cash and cash equivalents are held at a large Canadian chartered bank and a large US bank and are invested in either short-term GICs or high interest saving accounts. The partner receivable is with UCM, a company formed by Korea Resources Corporation (“KORES”) and LG International Corp. (“LGI”). KORES is wholly-owned and supported by the Korean government and LGI is part of the LG Group, one of the largest conglomerates of South Korea. Management believes the risk of loss is remote.

Management’s Discussion and Analysis for the First Quarter ended March 31, 2014

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements as they become due. This is achieved through the management of its capital structure and debt leverage.

Based on the Company’s planned expenditures on permitting, engineering and on-going support activities at the Rosemont Project for the next twelve months, the Company will require additional debt or equity financings to meet its obligations as they become due. Recent upheavals in the financial markets worldwide, particularly for publicly-traded mining companies, could make it difficult for the Company to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in a delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Equity price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.

Capital risk management

The Company’s objectives in managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of the Rosemont Property and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk level.

Similar to other mining companies in the development stage, the Company may enter into discussions with certain parties to provide funding for the Company to execute its business plan. On September 16, 2010, the Company entered into an Earn-In Agreement with UCM that enables UCM to earn up to a 20% interest in the Rosemont Project by contributing cash of up to $176 million to fund permitting, engineering and ongoing Rosemont expenditures through to construction. The 2012 Feasibility Study update estimated the capital cost of the mill and mining equipment and all related construction costs including mine pre-development costs at $1.23 billion. Funding for the Rosemont Project could come from a number of sources, including project financing, off-take agreements, sale of future metal streams and from capital markets.

There are no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, long-term debt and current liabilities. The Company manages the capital structure and makes adjustments in light of changes in economic and market conditions (including receptivity of the capital markets to new equity or debt issuances) and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue additional Common Shares, issue new debt or dispose of assets and/or consider strategic alliances including joint venture partners.

In order to facilitate the management of its capital, the Company prepares an annual budget that is updated periodically to account for changes in the timing of expenditures and market conditions. The annual budget is approved by the Board.

The Company’s investment policy is to invest its excess cash in highly-liquid, short-term interest-bearing investments. The investments are selected based on the expected timing of expenditures from continuing operations. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The capital requirements for the next twelve months will include scheduled deposits for long-lead equipment purchases, the ongoing cost of permitting, engineering and on-going support activities at the Rosemont Project as well as for administration expenses. Rosemont expenditures will be funded from the Company’s existing cash reserves and proceeds from potential future financings to meet its ongoing commitments and capital purchases.

Management’s Discussion and Analysis for the First Quarter ended March 31, 2014

CRITICAL ACCOUNTING ESTIMATES

The most critical accounting estimates that may affect the Company’s financial position are those requiring estimates of the recoverability of its capitalized mineral property expenditures and development costs, and the determination of the fair value of stock-based compensation, Common Share purchase warrants issued with strike price that is subject to adjustment or denominated in a currency other than the issuer’s functional currency and derivative liability. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Mineral Properties and Development Costs

Mineral properties consist of payments to acquire property rights and leases. Mineral properties are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount, and (iii) a decline in base metal prices, adverse impact due to changes in government regulations, and other market conditions.

Development costs incurred on a mineral property are deferred once management has determined that, based on a feasibility study, a property is capable of economical commercial production as a result of having established proven and probable reserves. Development costs are carried at cost less accumulated depletion and accumulated impairment charges. Exploration expenditures incurred prior to determining that a property has economically recoverable resources are expensed as incurred.

The Company reviews the carrying values of mineral properties and development costs regularly with a view to assessing whether there has been any impairment in value, or whenever events or changes in circumstances might indicate the carrying value may not be recoverable. In the event the estimated discounted cash flows expected from its use or eventual disposition is determined to be insufficient to recover the carrying value of the property, the carrying value is written-down to the estimated recoverable amount.

Once a mine has achieved commercial production, mineral properties and development costs are depleted on a units-of-production basis over the life of the mine.

Impairment of Long-Lived Assets

Management assesses the possibility of impairment in the carrying value of long-lived assets whenever events or circumstances indicate that the carry amounts of the assets or asset group may not be recoverable. Management calculates the estimated undiscounted future net cash flows relating to the asset or asset group using estimated future prices, proven and probable reserves and other mineral resources, and operating capital and reclamation costs. When the carrying value of an asset exceeds the related undiscounted cash flows, the asset is written down to its estimated fair value, which is usually determined using discounted future cash flows. Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels, operating capital and reclamation costs are subject to risks and uncertainties that may affect the determination of the recoverability of the long-lived asset. It is possible that material changes could occur that may adversely affect management’s estimates.

Stock-based Compensation

The Company grants stock options to employees, directors and consultants under its stock option plan. In addition, the Company grants restricted Common Shares and restricted share units ("RSUs") to employees, directors and consultants under its amended and restated restricted share unit and restricted share plan. The fair value method of accounting is used for stock-based awards. Under this method, stock options, restricted Common Shares and RSUs are recorded at their estimated fair value on the grant date and are charged either to earnings or capitalized to development costs over the vesting period with a corresponding credit to reserves. If the stock options are exercised, the proceeds are credited to share capital and the fair value of the options exercised is reclassified from reserves to share capital. Restricted Common Shares are issued from treasury on the date of the grant and are fair valued at the date of grant. The fair value is charged to either earnings or capitalized over the vesting period. On the vesting date, the fair value is transferred from reserves to share capital. For options subject to vesting, the Company calculates the fair value of each vesting period as separate awards with individual expected lives and amortizes the calculated expense for the award on a straight-line basis over the vesting period of the award.

Management’s Discussion and Analysis for the First Quarter ended March 31, 2014

Financial Instruments

The Company may issue Common Share purchase warrants with a strike price subject to adjustment under certain conditions or a Canadian dollar strike price to subscribers pursuant to debt or equity financings by the Company. Common Share purchase warrants are initially recorded at their estimated fair value on the date of issue and charged to either share issue costs on an equity issue or netted against the proceeds from a debt issue with a corresponding credit to warrants liability only if the underlying strike price is subject to adjustment or denominated in a currency that is not the same as the functional currency of the issuer. The Common Share purchase warrants are fair valued at each balance sheet date and any changes to the fair value are charged or credited to the statement of comprehensive loss. On the date of exercise, the warrants are fair valued and transferred from warrants liability to share capital.

The Company may enter into financing arrangements which may include the issuance of convertible debentures that are denominated in a currency different than the Company’s U.S. dollar functional currency or does not meet the “fixed-for-fixed” criterion in accordance with IAS 32.22, Financial Instruments – Presentation. In such case, the Common Share conversion feature of these convertible debentures would be classified as a derivative liability and is fair valued at each balance sheet date with changes in the fair value recognized in the statement of comprehensive loss.

NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning 2014, or later periods. Some updates that are not applicable or are not consequential to the Company have been excluded from the list below.

Adoption of New IFRS

Levies

Effective January 1, 2014, the Company adopted IFRIC 21, Levies (“IFRIC 21”) with retrospective application. IFRIC 21 provides guidance on the accounting for a liability to pay a levy, if that liability is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. Levies are imposed by governments in accordance with legislation and do not include income taxes or fines or other penalties imposed for breaches of legislation. The interpretation was issued to address diversity in practice around when the liability to pay a levy is recognized. An example of a common levy is property taxes.

A liability to pay a levy is recognized at the date of the obligating event, which may be at a point in time or over a period of time. An obligating event is the activity that triggers the payment of the levy as identified by legislation. The fact that an entity is economically compelled to continue to operate in the future, or prepares its financial statements on a going concern basis, dos not create an obligation to pay a levy.

The adoption of IFRIC 21 did not affect the Company’s financial results or disclosures and there were no changes required to the existing accounting treatment of levies.

Future Accounting Changes

Management’s Discussion and Analysis for the First Quarter ended March 31, 2014

Financial instruments

IFRS 9, Financial Instruments replaces IAS 39, Financial Instruments: Recognition and Measurement. The IASB recently suspended the original planned effective date of January 1, 2015, and at present the effective date has not been determined. The Company is currently evaluating the impact the final standard will have on its condensed interim consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated on a timely basis. Management, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures.

Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. However, due to inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.

Changes in Internal Control over Financing Reporting

There have been no changes to the Company’s internal controls over financial reporting that occurred during the three months ended March 31, 2014, that have materially affected or are reasonably likely to affect the Company’s internal controls over financial reporting.

Control Framework

Management has used the original Committee of Sponsoring Organizations of the Treadway Commission framework in order to assess the effectiveness of the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

The Company and its current and future business and financial condition are subject to various risks and uncertainties due to the nature of the business and the present stage of development of the Rosemont Project. Certain of these risks and uncertainties are set out below and a comprehensive list can be found under the heading “Risk Factors” in the Company’s Annual Information Form, which is available under Augusta's issuer profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Company will require additional capital to fund its business plans.

Augusta has minimal revenue from its operations and does not expect to generate any significant revenue until Rosemont is placed into commercial production in 2017. Augusta will require project financing to be in place in the third quarter of 2014 before commencement of construction. Augusta may raise additional capital through debt or equity financing, and possibly production sharing arrangements or other means. Recent upheavals in the financial markets worldwide, particularly within Europe, could make it very difficult for Augusta to raise funds. Such funding may not be available on commercially acceptable terms or at all. The Company’s failure to meet its ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of the Company’s property or the loss or substantial dilution of any of its property interests.

Management’s Discussion and Analysis for the First Quarter ended March 31, 2014

The Company could lose its only material property in the event of default under the Red Kite Loan Agreement.

The Company’s obligations under the loan agreement entered into with Red Kite are secured by the common shares and assets of Rosemont Copper Company, which holds title to the Company’s only material property, the Rosemont Project. In the event of a default in which the Company is unable to immediately pay all accrued and unpaid interest and principal debt under the Expanded Loan, Red Kite is entitled to take possession of the common shares and assets of Rosemont Copper Company and sell, lease, or dispose of such collateral including the Rosemont Property and apply the proceeds to the Company’s debt. If such an event occurs, the Company could lose its only material property and Augusta’s shareholders could lose their entire investment.

Exploration, development and mining involve a high degree of risk.

The Company’s operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of copper and other base or precious metals, including, without limitation, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and metal recovery, periodic interruptions due to inclement or hazardous weather condition, seismic activity, rock bursts, pit-wall failures, cave-ins, encountering unanticipated ground or water conditions, flooding, fire, and other conditions involved in the drilling, removal of material, environmental hazards, discharge of pollutants or hazardous chemicals, industrial accidents, failure of processing and mining equipment, labour disputes, supply problems and delays and changes in the regulatory environment any of which could result in damage to, or destruction of, mineral properties, mines and other producing facilities, damage to life or property, personal injury or death, loss of key employees, environmental damage, delays in the Company’s exploration and development activities, monetary losses and legal liabilities. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

The Company may be adversely affected by fluctuations in copper, molybdenum, silver, gold and other metal prices.

The value and price of the Company’s common shares, financial results, and its exploration, development and mining, if any, activities may be adversely affected by declines in the price of copper, molybdenum, silver, gold and other metals. Mineral prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world. The price for metals can fluctuate in response to many factors beyond anyone’s ability to predict. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons, including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of the Company’s investments in the Rosemont Property and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company’s mineralized material estimates and financial condition, declining metal prices could impact operations by requiring a reassessment of the commercial feasibility of the Rosemont Project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

Management’s Discussion and Analysis for the First Quarter ended March 31, 2014

Title to the Company’s properties may be subject to other claims.

Although the Company believes it has exercised commercially reasonable due diligence with respect to determining title to properties it owns, controls or has the right to acquire by option, there is no guarantee that title to such properties and other tenure will not be challenged or impugned. The Company’s mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. This may be exacerbated due to the large number of title transfers historically involved with some of the properties.

Mineral resources and proven and probable reserves are estimates.

Although the mineralized material and proven and probable reserve figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and the Company cannot be certain that specific quantities of copper, molybdenum, silver, gold or other minerals will in fact be realized. There are numerous uncertainties inherent in estimating measured, indicated and inferred mineral resources and proven and probable mineral reserves including many factors beyond the Company’s control. The estimation of mineral resources and mineral reserves is necessarily a subjective process, and the accuracy of any such estimates are a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretations, which may prove to be unreliable and different materially from actual results. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of its properties. In addition, the Company cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Until a deposit is actually mined and processed the quantity of mineral resources and reserves and grades must be considered as estimates only.

Government regulation may adversely affect the Company’s business and planned operations.

The Company believes the Rosemont Project complies with existing environmental and mining laws and regulations affecting its operations. Its mining, processing, development and mineral exploration activities, if any, will be subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. The Company can provide no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

A portion of the present Rosemont Property land position is located on unpatented mine and millsite claims located on US federal public lands. The right to use such claims are granted under the United States General Mining Law of 1872 (the “General Mining Law”). Unpatented mining claims are unique property interests in the US, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the General Mining Law and the interaction of the General Mining Law and other federal and state laws, such as those enacted for the protection of the environment. Unpatented mining claims are subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory or decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatentable mining claims. In recent years, the US Congress has considered a number of proposed amendments to the General Mining Law. If adopted, such legislation could, among other things:

  impose a royalty on the production of metals or minerals from unpatented mining claims;

  reduce or prohibit the ability of a mining company to expand its operations; and

  require a material change in the method of exploiting the reserves located on unpatented mining claims.

Management’s Discussion and Analysis for the First Quarter ended March 31, 2014

All of the foregoing could adversely affect the economic and financial viability of any future mining operations at the Rosemont Property.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on its business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company does not insure against all risks.

The Company’s insurance policies do not insure the Company against all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon the Company’s financial condition and results of operations.

The Company may incur losses associated with foreign currency fluctuations.

The Company reports its financial statements in U.S. Dollars (“USD”) with operations in the U.S., Canada and Mexico. As a consequence, the financial results of our operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. A portion of the operating and capital expenditures are in local currencies any may negatively impact our financial results by strengthening local currencies relative to the USD and positively impacted by the inverse. The local currencies that the Company is exposed to are the Canadian dollar and the Mexican peso. In order to mitigate this exposure, the Company maintains a portion of its cash balances in these currencies. The Company’s statement of financial position also includes various monetary assets and liabilities, some of which are denominated in foreign currencies. These balances are fair valued at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on our condensed interim consolidated statements of comprehensive loss.